Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1101

(212) 818-8800

Facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

August 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 7, 2021
File No. 001-39906

Ladies and Gentlemen:

On behalf of Legato Merger Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 4, 2021, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For the Staff’s convenience, we have recited the comment in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter.

Preliminary Proxy Statement on Schedule 14A Filed July 6, 2021

General

1.	Please revise the proxy statement to comply with all applicable comments issued in regard to Algoma Steel Group Inc.’s Form F-4 filed July 7, 2021.

The Company acknowledges the Staff’s comment and has revised its disclosures in the Proxy Statement to comply with applicable comments issued in regard to Algoma Steel Group Inc.’s Registration Statement on Form F-4, as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	David D. Sgro, Legato Merger Corp.

John Naccarato, Algoma Steel Group Inc.

Adam M. Givertz, Paul, Weiss, Rifkind, Wharton & Garrison LLP